NEWMONT

Newmont Mining Corporation
North American Operations
555 Fifth Street
Elko, Nevada 89801-3552
Phone 775-778-2585
Facsimile 775-778-2513
www.newmont.com

February 1, 2008

Mr. Mark O'Dea
President and CEO
Fronteer Development Group
1055 West Hastings St., Suite 1650
Vancouver, BC, Canada V6E 2E9

RE: Northumberland Venture/Sandman Project

Dear Mark:

Based on our telephone conversation of January 23, 2008, and your follow-up letter of the same date, we would like to propose the following terms and conditions. (For purposes of this letter, the Parties understand that Fronteer and NewWest are functionally the same.)

Northumberland Project:

1. The Parties agree to terminate the joint venture effective year end 2007.
2. In the transition at Northumberland, Newmont shall transfer all data, interpretative and non interpretative, and Newmont shall make technical personnel available to NewWest to facilitate data transfer.
3. Newmont would not retain any royalty on Northumberland.
4. Newmont shall grant NewWest, its successors and assigns, a free license for the use of N2TEC technology, subject to a confidentiality agreement, for Northumberland only, with reasonable out of pocket expenses incurred by Newmont to be paid by NewWest, its successors or assigns.
5. Newmont shall be granted preferential ore processing right to process any ores developed within the Northumberland Property on the following basis:
    a. NewWest (or its successors or assigns) does not have a roaster of its own and chooses third party processing.
    b. Prior to NewWest contracting for use of a third party's facilities, which would involve milling, or the use of processing technology other than oxide heap leaching (such as oxide milling for processing oxide ore, and pressure oxidation, roasting, flotation, and bioxidation for processing sulfide ore) (hereafter

"Processing"). NewWest would be obligated to notify Newmont, as soon as practicable, of the intended production rates, timing and technology to be used (but only if Newmont agreed to keep such information strictly confidential); and,

c. Newmont would have 30 days thereafter within which to notify NewWest of Newmont's interest in negotiating with NewWest for the use of Newmont's processing facilities, or one or more of Newmont's proprietary (patented) processing technologies, to perform such Processing; and

d. Newmont and NewWest would meet promptly thereafter to commence negotiation of acceptable arm's length terms for such Processing; provided, however, that NewWest would have no obligation to contract with Newmont if it was able to obtain more favorable terms from a third party or itself.

Sandman Project

1. Newmont and NewWest shall enter into an option and joint venture agreement concerning the Sandman Project.
2. Newmont shall contribute all of its mineral rights and claims (if any) within an area of interest to include the present Sandman Project Area plus the additional 8.5 sections of land discussed by the Parties and which are not presently included in the existing sublease between the Parties.
3. Newmont shall be granted an initial 5% equity interest in the Sandman Project Area and its area of interest in consideration of its contribution of the additional sections of land.
4. NewWest shall contribute all its claims and its leasehold interests in the area of interest of the Sandman Project.
5. NewWest shall reserve a 2% NSR on production of the first 310,000 ounces under the joint venture.
6. As Phase 1 earn-in, Newmont may earn an additional 46% interest (bringing its interest to 51%) in the area of interest by meeting the following obligations within three years:
   a. Newmont shall spend a minimum of US $14mm as follows: Year 1 - $3mm (to include $1mm in regional exploration); Year 2 - $5mm (to include $1.5mm in regional exploration); and, Year 3 - $6mm (to include $2mm in regional exploration). "Regional exploration" means exploration activities within the Sandman Project Area but outside of a defined resource; and,
   b. Newmont makes a Production Decision within 36 months of the commencement of the joint venture, and the Decision shall be supported by: i) a positive bankable feasibility study reporting reserves, ii) a commitment to fund and construct and, iii) the undertaking to advance necessary permits.
7. As Phase 2 earn-in, Newmont may earn an additional 9% equity interest, bringing its interest to 60%, by funding an additional $14mm of

expenditures. Newmont will be allowed to credit against this Phase 2 earn-in obligation 60% of its actual expenditures to date at Northumberland, approximately \$5mm. Thereafter, the parties will fund the joint venture in accordance with their participating interests; provided, however, that Newmont shall have the right to recover the remaining 40% of its Northumberland expenditures (approximately \$3.75mm) from the net proceeds of the joint venture in the following manner. Provided that Newmont has completed Phase 2 earn-in, Newmont shall be entitled to receive up to 90% of NewWest's proportionate share of the joint venture net proceeds distributions until the \$3.75mm is recovered. Newmont shall not have recourse against any other assets of NewWest for this recovery.

8. Newmont will pay the fees of NewWest's legal team engaged to maintain and defend the right of the joint venture to use the surface of private mineral interests included in Area of Interest from the claims of surface owners as successors of Nevada Land and Resources Company, all in accordance with legal and litigation plans mutually agreed by the Parties; provided that after Phase 1 earn-in, and Newmont has vested its 60% interest, Newmont shall have the final say in litigation and government relations, provided that such decisions be made in the best interest of the Sandman Project.

9. Failure by Newmont to meet Phase 1 earn-in requirements within three years provides NewWest the option to terminate the agreement with the result that the existing sublease is reinstated; and, any additional area of interest lands contributed by Newmont to the venture will, at NewWest's election, be the subject of a separate sublease with the following terms:
    a. Newmont shall receive an NSR royalty of 2% on the first 300,000 ounces and 4% on the ounces produced over 300,000.
    b. The term of the separate sublease shall run concurrently with the term of the existing sublease, and all other material terms of the separate sublease shall be consistent with the existing sublease.

10. At any time after Phase 1 earn-in, NewWest shall have the option to have Newmont finance its contribution at the lesser of its borrowing rate of LIBOR plus 4%, non recourse debt repayable out of 80% of production, until the debt is repaid. The financing option applies to the first Production Decision as well as future expansions of the operation.

11. Newmont (or NewWest, as the case may be) as operator will prepare programs and budgets for exploration, each party to contribute in accordance with its participating interest or dilute. (Newmont's earn-in obligations opportunities for Phase 1 earn-in, however, shall control as to Newmont's funding of exploration during Years 1-3.)

12. The joint venture agreement should include terms usually included in joint venture agreements as the parties may mutually agree.

As a final point, the Parties will use all diligence and best efforts to finalize and execute a Joint Venture Agreement within sixty days based on the forgoing terms and conditions as

well as agreed upon additional terms common in the industry to such agreements. This deadline may be extended by mutual agreement for good cause. Mark, if the foregoing terms and conditions accurately reflect the intent of Fronteer and NewWest for resolution of Northumberland and a joint venture arrangement for Sandman, please sign below, and we will move forward with preparation of formal and binding contract documents. My signature below on behalf of Newmont represents that the above accurately reflects the intent of Newmont.

Very truly yours,

Wayne Trudel

Wayne Trudel
Senior Manager, Geology and Exploration
Newmont USA Limited

Approved as the intent of Fronteer and NewWest:

By: ______________________ CFO for
Mark O'Dea